SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number : 1-14118

PRESS RELEASE #18/04

QUEBECOR WORLD DENOUNCES UNION HARRASSMENT AND
DECEPTIVE STATEMENTS

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

July 16, 2004                                                                                                                                         18/04

For immediate release                                                                                                                      Page 1 of 2

QUEBECOR WORLD DENOUNCES UNION HARRASSMENT AND
DECEPTIVE STATEMENTS

Montréal, Canada - Quebecor World (NYSE, TSX: IQW) forcefully refutes allegations of unfair labor practices contained in a union sponsored press release. These false allegations and other tactics are aimed at denigrating Quebecor World and its employees and harassing its customers. Claims made by the union today are yet another example of the tactics being used by the union leadership in its corporate campaign, whose sole goal as publicly stated by union officials is to increase membership. The union is attempting to force the Company to give up its rights under the law in instances of union organizing attempts and require the Company to take away its U.S. employees' legal and democratic right to vote on the issue of unionization by secret ballot. Quebecor World will not be forced into giving up its legal rights nor its employees' right to a secret ballot election to select union representation.

Quebecor World has solid relationships with the union members of its workforce and is one of the most highly unionized companies in the printing industry. Approximately one-third of our U.S. employees or more than 7,000 are union members. This compares to approximately 12% of public and private sector unionized employees in the U.S. Quebecor World has always and will continue to abide by and respect the labor laws in all the jurisdictions in which it operates.

In its latest media release the union states the Company was found to have broken U.S. law when workers tried to organize. This is false and defamatory. In addition the union makes reference to 54 charges that have been filed against the Company with the U.S. National Labor Relations Board. While many of these charges are still being investigated several have already been withdrawn by the union or dismissed by the Board as having no merit. Quebecor World is fully cooperating with the Board and expects to demonstrate yet again that it fully complies with the requirements of the law.

For immediate release                                                                                                                      Page 2 of 2

Quebecor World Inc. (NYSE, TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

For further Information contact:
Jeremy Roberts Vice-President, Corporate Finance and Treasurer Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Raynald Lecavalier

Name:   Raynald Lecavalier
Title:     Vice President, Corporate General Counsel and Secretary

Date: July 19, 2004